UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

CareFusion Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

14170T101
(CUSIP Number)

August 3, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [x]           Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14170T101

1	Names of Reporting Persons. Greenlight Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 4,221,246 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 4,221,246 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,221,246 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.9%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 9,365,364 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 9,365,364 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,365,364 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 4.2%**
12	Type of Reporting Person (See Instructions) CO

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. DME Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 830,723 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 830,723 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 830,723 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.4%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. DME Advisors, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,867,595 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,867,595 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,867,595 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.8%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,267,465 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,267,465 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,465 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 0.6%**
12	Type of Reporting Person (See Instructions) PN

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,135,060 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,135,060 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,060 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.4%**
12	Type of Reporting Person (See Instructions) OO

**SEE ITEM 4(b).

CUSIP No. 14170T101

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 12,668,724 shares**
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 12,668,724 shares**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,668,724 shares**
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.7%**
12	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4(b).

CUSIP No. 14170T101

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (the “Amendment”) to the Schedule 13G relating to shares of common stock, par value $0.01 (“Common Stock”), of CareFusion Corporation, a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “SEC”) as an amendment to the Schedule 13G filed with the SEC on September 27, 2010. This Amendment is being filed on behalf of Greenlight Capital, LLC, a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Management GP, LLC, a Delaware limited liability company (“DME Management GP”), DME Advisors, LP, a Delaware limited partnership (“DME Advisors”), DME Capital Management, LP, a Delaware limited partnership (“DME CM”), DME Advisors GP, LLC, a Delaware limited liability company (“DME GP” and together with Greenlight LLC, Greenlight Inc., DME Management GP, DME Advisors and DME CM, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”).

This Amendment relates to Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”) of which Greenlight LLC is the general partner and for which Greenlight Inc. acts as investment manager, (iii) Greenlight Capital Offshore Partners (“Greenlight Offshore”) for which Greenlight Inc. acts as investment manager, (iv) a managed account for which DME Advisors acts as investment manager (the “Managed Account”), (v) Greenlight Capital (Gold), LP (“Greenlight Gold”) of which DME Management GP is the general partner and for which DME CM acts as investment manager, (vi) Greenlight Capital Offshore Master (Gold), Ltd. (“Greenlight Gold Offshore”) for which DME CM acts as investment manager, and (vii) Greenlight Masters Partners, LP (“Greenlight Masters”), for which Mr. Einhorn may be deemed to have indirect investment and/or voting power through its general partners and/or investment manager.  DME GP is the general partner of DME Advisors and of DME CM.

This Amendment is being filed to amend and restate Item 4 as follow

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

i)	Greenlight LLC may be deemed the beneficial owner of an aggregate of 4,221,246 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc. may be deemed the beneficial owner of an aggregate of 9,365,364 shares of Common Stock held for the accounts of Greenlight Fund, Greenlight Qualified and Greenlight Offshore.

iii)	DME Management GP may be deemed the beneficial owner of 830,723 shares of Common Stock held for the account of Greenlight Gold.

iv)	DME Advisors may be deemed the beneficial owner of 1,867,595 shares of Common Stock held for the account of the Managed Account.

v)	DME CM may be deemed the beneficial owner of 1,267,465 shares of Common Stock held for the accounts of Greenlight Gold and Greenlight Gold Offshore.

CUSIP No. 14170T101

vi)	DME GP may be deemed the beneficial owner of 3,135,060 shares of Common Stock held for the accounts of Greenlight Gold, Greenlight Gold Offshore and the Managed Account.

vii)
Mr. Einhorn may be deemed the beneficial owner of 12,668,724 shares of Common Stock. This number consists of: (A) an aggregate of 4,221,246 shares of Common Stock held for the accounts of Greenlight Fund and Greenlight Qualified, (B) 5,144,118 shares of Common Stock held for the account of Greenlight Offshore, (C) 830,723 shares of Common Stock held for the account of Greenlight Gold, (D) 436,742 shares of Common Stock held for the account of Greenlight Gold Offshore, (E) 1,867,595 shares of Common Stock held for the Managed Account, and (F) 168,300 shares of Common Stock held for the account of Greenlight Masters.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Greenlight Gold, Greenlight Gold Offshore, the Managed Account or Greenlight Masters.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of Common Stock, if applicable.

Item 4(b)	Percent of Class:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person.  The percentages reported herein have been determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 223,610,302, the number of shares of Common Stock outstanding as of August 1, 2011, as reported in the Form 10/K filed by the Issuer on August 9, 2011 with the Securities and Exchange Commission.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.

CUSIP No. 14170T101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              August 15, 2011
GREENLIGHT CAPITAL, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

GREENLIGHT CAPITAL, INC.

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME MANAGEMENT GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME CAPITAL MANAGEMENT, LP

By: DME Advisors GP, LLC,
its general partner

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME ADVISORS GP, LLC

By: /s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

* The Joint Filing Agreement, executed by and among the Reporting Persons, filed with the Schedule 13G filed with the Securities and Exchange Commission on September 27, 2010 by the Reporting Persons with respect to the Issuer, is hereby incorporated by reference.

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this Schedule 13G on David Einhorn’s behalf, filed as Exhibit 99.2 to the Schedule 13G filed with the Securities and Exchange Commission on May 24, 2010 by the Reporting Persons with respect to the common stock of NCR Corporation, is hereby incorporated by reference.